U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For July 26, 2012 Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855—2nd Street SW

Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibits 99.1 and 99.2 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933: Form F-3 (File No. 333-150453), Form S-8 (File Nos. 333-124218, 333-85598 and 333-140856) and Form F-10 (File No. 333-181196).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2012

ENCANA CORPORATION
(Registrant)

By:	/s/ Patricia M. Orr
Name: Patricia M. Orr
Title: Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.	The following documents have been filed with Canadian securities commissions:

99.1	Unaudited Interim Consolidated Financial Statements for the period ended June 30, 2012.

99.2	Management’s Discussion and Analysis dated July 24, 2012 relating to the period ended June 30, 2012.

99.3	Covering letter dated July 26, 2012 regarding Financial Ratios.

99.4	Supplemental Financial Information (unaudited) Exhibit to the June 30, 2012 Interim Condensed Consolidated Financial Statements “Consolidated Interest Coverage Ratios”.

99.5	Certificate, dated July 26, 2012, of Randall K. Eresman, President & Chief Executive Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

99.6	Certificate, dated July 26, 2012, of Sherri A. Brillon, Executive Vice-President & Chief Financial Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

99.7	Certificate, dated July 26, 2012, of William A. Stevenson, Executive Vice-President & Chief Accounting Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.